UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Acushnet Holdings Corp.
(Exact name of registrant as specified in its charter)

Delaware	001-37935	45-2644353
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Bridge Street Fairhaven, Massachusetts	02719
(Address of principal executive offices)	(Zip code)

Tessa Judge (800) 225-8500
(Name and Telephone Number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025

☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As contemplated by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, the Conflict Minerals Report of Acushnet Holdings Corp. (“Acushnet”) is furnished as an Exhibit to this Form SD and is available on Acushnet’s website at www.acushnetholdingscorp.com/investors/sec-filings.

Acushnet’s website is not incorporated by reference and should not be considered part of this Form SD or Acushnet’s Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is furnished as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit No.	Description
1.01	Acushnet Holdings Corp. Conflict Minerals Report for the reporting period January 1, 2025 to December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned

ACUSHNET HOLDINGS CORP.
By:	/s/ Tessa Judge
Name:	Tessa Judge
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary
Date: May 27, 2026